Legato Merger Corp.

777 Third Avenue, 37th Floor

New York, New York 10017

January 15, 2021

VIA EDGAR

Ms. Stacie Gorman

Office of Energy and Transportation

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Legato Merger Corp.
Registration Statement on Form S-1
File No. 333-248997

Dear Ms. Gorman:

Legato Merger Corp. (the “Company”) hereby requests, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, acceleration of effectiveness of the above-referenced Registration Statement so that such Registration Statement will become effective as of 4:00 p.m., Tuesday, January 19, 2021, or as soon thereafter as practicable.

Very truly yours,

LEGATO MERGER CORP.

By:	/s/ David Sgro
Name: David Sgro Title: Chief Executive Officer